Exhibit 99.1

Northern Dynasty Reports Annual General Meeting Results

December 18, 2020, Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) (“Northern Dynasty” or the “Company”) announces the voting results from its 2020 Annual General Meeting held on December 17, 2020 in Vancouver, British Columbia (the “Meeting”).

At the Meeting, a total of 285,934,072 common shares were voted, representing 56.17% of the votes attached to all outstanding common shares of record. Shareholders voted in favour of all items of business before the Meeting, which included the election of the following directors:

DIRECTOR	% of Votes in Favour
Desmond Balakrishnan	58.76%
Steven Decker	94.35%
Robert Dickinson	95.11%
Gordon Keep	58.86%
David Laing	94.29%
Christian Milau	94.34%
Kenneth Pickering	94.72%
Ronald Thiessen	95.16%

Notwithstanding that some directors received a number of withhold votes resulting from the recommendations of proxy voting advisory firms, these directors have attended all meetings and positively contributed to Board deliberations over the course of the year.

Detailed voting results for the Meeting are available on SEDAR at www.sedar.com.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned, Alaska-based U.S. subsidiary, the Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Trevor Thomas
Secretary